

SEC 12062250 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive, Suite 200

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 ext 249 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Sanada ____________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Imc ____________, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn to (or affirmed) before me on this 23 day of July, 2012 by JERRY SANADA proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Cheryl Ann McEwan
Notary Public

Signature

CFO
Title



CHERYL ANN MCEWAN
Commission # 1872394
Notary Public - California
Ventura County
My Comm. Expires Dec 30, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance Advisory & Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.:

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the Company) as of June 30, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2012, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 17, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2012

Assets

Cash and cash equivalents	$	200,233
Commissions receivable		117,949
Marketable securities, market value		6,801
Receivable from related party		7,038
Prepaid expenses and other		7,610
Total assets	$	339,631

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	21,679
Commissions payable		38,454
Income taxes payable		5,281
Pension plan payable		12,584
Total liabilities		77,998

Commitments and contingencies

Stockholders' equity

Common stock, no par value, 1,000,000 shares authorized, 109,000 shares issued and outstanding		1,030
Additional paid-in capital		46,970
Retained earnings		213,633
Total stockholders' equity		261,633
Total liabilities and stockholders' equity	$	339,631

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2012

Revenues	
Commissions	$ 2,245,528
Interest and dividend income	132
Net investment gains (losses)	(789)
Total revenues	2,244,871
Expenses	
Employee compensation and benefits	1,004,882
Commission expense	870,078
Administration fees	156,000
Communications	4,702
Other operating expenses	174,603
Reimbursed expenses	(17,566)
Total expenses	2,192,699
Net income (loss) before income tax provision	52,172
Income tax provision	9,581
Net income (loss)	$ 42,591

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2012

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance at June 30, 2011	$	1,030	$	46,970	$	171,042	$	219,042
Net income (loss)		-		-		42,591		42,591
Balance at June 30, 2012	$	1,030	$	46,970	$	213,633	$	261,633

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended June 30, 2012

	Amount
Balance at June 30, 2011	$ -
Increase:	-
Decrease:	-
Balance at June 30, 2012	$ -

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2012

Cash flow from operating activities:		
Net income (loss)		$ 42,591
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ (8,764)	
Marketable securities, market value	789	
Receivable from related party	5,281	
Prepaid income taxes	100	
Prepaid expenses and other	(2,406)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,865	
Commissions payable	(3,967)	
Income taxes payable	(8,554)	
Sublease deposit	(1,000)	
Pension plan payable	258	
Total adjustments		(16,398)
Net cash and cash equivalents provided by (used in) operating activities		26,193
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		26,193
Cash and cash equivalents at beginning of year		174,040
Cash and cash equivalents at end of year		$ 200,233
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 4,200	

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including providing financial planning, consulting, insurance and brokerage services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over their estimated useful lives of seven (7) years by the straight-line method. At June 30, 2011, all furniture and equipment were fully depreciated.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Advertising and promotional costs are charged to operations when incurred. At June 30, 2012, a total of $13,469 of advertising costs is included in other operating expenses.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 17, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: MARKETABLE SECURITIES, MARKET VALUE

Marketable securities, market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2012, these securities are carried at their fair market value of $6,801. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment losses of $789.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ 5,984
State	3,597
Total income tax expense (benefit)	$ 9,581

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2012:

Assets	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Marketable securities,	$ 6,801	$ 6,801	$ -	$ -
Total	$ 6,801	$ 6,801	$ -	$ -

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Total	$ -	$ -	$ -	$ -

Note 5: RELATED PARTY TRANSACTIONS

The Company is the investment manager for four limited partnerships owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the majority shareholder of the Company. During the year ended June 30, 2012, the Company received $293,276 in revenue for management services to these funds. This amount is included in Commission and Fee income on the accompanying Statement of Income.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2012, the Company incurred $156,000 in occupancy fees. These fees include various administrative expenses, rental of office equipment, furniture and office space.

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2012, Jet Alliance (sister company) reimbursed the Company $7,952 for salaries and benefits, which are included in reimbursed expenses on the Statement of Income.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred on their behalf. For the year ended June 30, 2012, the Company was reimbursed $3,614 for licenses and insurance, which is included in reimbursed expenses on the Statement of Income.

The Company recevied $6,000 rental income from tenants to which the Company subleases office space on a month-to-month basis. The rental income is included in reimbursed expenses on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

On April 15, 2010, the Company entered into a purchase agreement, whereby the Company agreed to purchase the registered investment advisory, broker/dealer, insurance agency, and financial planning business of another entity. The Company agreed to pay a fixed percentage of the revenues generated from the acquired business over a period of 24 to 48 months. For the year ended June 30, 2012, the Company paid $14,518, under the terms of the purchase agreement.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending June 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2012, the Company had net capital of $243,566 which was $238,366 in excess of its required net capital of $5,200; and the Company's ratio of aggregate indebtedness ($77,998) to net capital was 0.32 to 1, which is less than the 15 to 1 maximum allowed.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $5,281 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	248,847
Adjustments:				
Retained earnings	$	(5,281)		
Total adjustments				(5,281)
Net capital per audited statements			$	243,566

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2012

Computation of net capital		
Common stock	$ 1,030	
Additional paid-in capital	46,970	
Retained earnings	213,633	
Total stockholders' equity		$ 261,633
Less: Non-allowable assets		
Receivable from related party	(7,038)	
Receivable from non-customers	(725)	
Prepaid expenses and other	(7,610)	
Total non-allowable assets		(15,373)
Net capital before haircuts		246,260
Less: Haircuts on securities		
Haircut on marketable securities	(1,020)	
Haircut on money markets	(1,674)	
Total haircuts on securities		(2,694)
Net Capital		243,566
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,200	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,200)
Excess net capital		$ 238,366
Ratio of aggregate indebtedness to net capital	0.32 : 1	

There was a difference of $5,281 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2012 (See Note 10).

See independent auditor's report

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2012

A computation of reserve requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Alliance Advisory & Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2012

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Alliance Advisory & Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended June 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Alliance Advisory & Securities, Inc.:

In planning and performing our audit of the financial statements of Alliance Advisory & Securities, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 17, 2012

Alliance Advisory & Securities, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended June 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Alliance Advisory & Securities, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Alliance Advisory & Securities, Inc. ("the Company") for the year ended June 30, 2012. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2012, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Alliance Advisory & Securities, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 17, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Alliance Advisory & Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2012

		Amount
Total assessment	$	4,529
SIPC-6 general assessment Payment made on January 25, 2012		(2,260)
SIPC-7 general assessment Payment made on July 24, 2012		(2,269)
Total assessment balance (overpayment carried forward)	$	-